Exhibit 99.2

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements Three-months period ended March 31, 2021

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of independent registered public accounting firm

To the Board of Directors
Vasta Platform Limited:

Results of Review of Interim Financial Information

We have reviewed the interim condensed consolidated statement of financial position of Vasta Platform Limited (the Company) as of March 31, 2021, the related interim condensed consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the three months period ended March 31, 2021 and 2020, and the related notes (collectively, the interim condensed consolidated financial information). Based on our reviews, we are not aware of any material modifications that should be made to the interim condensed consolidated financial information for it to be in conformity with IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of profit or loss and other comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended (not presented herein); and in our report dated April 29, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This interim condensed consolidated financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of interim condensed consolidated financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

KPMG Auditores Independentes

São Paulo – Brazil

May 14, 2021

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Consolidated Statement of Financial Position

In thousands of R$, unless otherwise stated

Assets	Note	March 31, 2021	December 31, 2020

Current assets
Cash and cash equivalents	8	415,093	311,156
Marketable securities	9	259,581	491,102
Trade receivables	10	486,492	492,234
Inventories	11	235,447	249,632
Taxes recoverable		21,582	18,871
Income tax and social contribution recoverable		5,067	7,594
Prepayments		25,873	27,461
Other receivables		304	124
Related parties – other receivables	20	2,144	2,070
Total current assets		1,451,583	1,600,244

Non-current assets
Judicial deposits and escrow accounts	21	172,104	172,748
Deferred income tax and social contribution	22	89,077	88,546
Property Plant and equipment	12	199,518	192,006
Intangible assets and goodwill	13	4,957,344	4,924,726

Total non-current assets		5,418,043	5,378,026

Total Assets		6,869,626	6,978,270

The accompanying notes are an integral part of this Unaudited Interim Condensed consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Consolidated Statement of Financial Position

In thousands of R$, unless otherwise stated

Liabilities	Note	March 31, 2021	December 31, 2020

Current liabilities
Bonds and financing	14	396,785	502,882
Lease liabilities	16	22,208	18,263
Suppliers	15	264,102	279,454
Income tax and social contribution payable		249	1,761
Salaries and social contributions	19	69,118	69,123
Contract liabilities and deferred income	17	46,171	47,169
Accounts payable for business combination	18	9,738	17,132
Other liabilities		8,056	4,285
Other liabilities - related parties	20	140,073	135,307
Loans from related parties	20	—	20,884
Total current liabilities		956,500	1,096,260

Non-current liabilities
Bonds and financing	14	290,418	290,459
Lease liabilities	16	159,650	154,840
Accounts payable for business combination	18	53,235	30,923
Provision for tax, civil and labor losses	21	618,907	613,933
Contract liabilities and deferred income	17	5,845	6,538
Total non-current liabilities		1,128,055	1,096,693

Shareholder's Equity
Share Capital		4,820,815	4,820,815
Capital reserve		44,233	38,962
Accumulated losses		(79,977)	(74,460)
Total Shareholder's Equity		4,785,071	4,785,317

Total Liabilities and Shareholder's Equity		6,869,626	6,978,270

The accompanying notes are an integral part of this Unaudited Interim Condensed consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

In thousands of R$, except for earnings for share

	Note	March 31, 2021	March 31, 2020

Net revenue from sales and services	24	280,832	392,418
Sales		274,884	389,088
Services		5,948	3,330

Cost of goods sold and services	25	(113,982)	(167,333)

Gross profit		166,850	225,085
		-41%	-43%
Operating income (expenses)
General and administrative expenses	25	(109,876)	(99,034)
Commercial expenses	25	(49,509)	(37,793)
Other operating income	25	2,467	812
Other operating expenses	25	—	—
Impairment losses on trade receivables	10 and 25	(2,609)	(10,319)

Profit before finance result and taxes		7,323	78,751

Finance result
Finance income	26	5,463	5,070
Finance costs	26	(19,715)	(44,684)
		(14,252)	(39,614)

(Loss) profit before income tax and social contribution		(6,929)	39,137

Income tax and social contribution	22	1,412	(11,492)

Net (loss) profit for the period		(5,517)	27,645

Other comprehensive income for the period		—	—

Total comprehensive (loss) profit for the period		(5,517)	27,645
Attributable to Controlling

(Loss) earning per share

Basic		(0.0665)	0.3330
Diluted		(0.0655)	0.3330

The accompanying notes are an integral part of this Undaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Consolidated Interim Statement of Changes in Equity

In thousands of R$, unless otherwise stated

		Share Capital		Capital Reserve
	Parent Company's Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve	Accumulated losses	Total Equity/ Net Investment

Balances as of December 31, 2019	3,100,083	—	—	—	—	3,100,083

Net investments	(5,169)	—	—	—	—	(5,169)
Share based payment contributions	686	—	—	—	—	686
Net profit for the period	27,645	—	—	—	—	27,645

Balance as of March 31, 2020	3,123,245	—	—	—	—	3,123,245

Balance as of December 31, 2020	—	4,961,988	(141,173)	38,962	(74,460)	4,785,317

Net loss for the period	—	—	—	—	(5,517)	(5,517)
Share based compensation granted and issued (Note 23)	—	—		5,271	—	5,271
Balance as of March 31, 2021	—	4,961,988	(141,173)	44,233	(79,977)	4,785,071

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Consolidated Interim Statement of Cash Flows

In thousands of R$ unless otherwise stated

		For the three months ended March 31,
	Notes	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) profit before income tax and social contribution		(6,929)	39,137
Adjustments for:
Depreciation and amortization	12 and 13	48,585	42,084
Impairment losses on trade receivables	10	2,609	10,319
Provision for tax, civil and labor losses	21	(740)	(2,025)
Interest on provision for tax, civil and labor losses	21	5,630	5,649
Provision for obsolete inventories	11	4,838	(2,326)
Interest on bonds and financing	14	6,077	22,639
Refund liability and right to returned goods		(6,220)	5,968
Imputed interest on suppliers		1,452	2,118
Interest on accounts payable for business combination		167	726
Share-based payment expense		5,271	686
Interest on lease liabilities	16	4,022	3,721
Interest on marketable securities incurred and not withdrawed	26	(3,298)	—
Disposals of right of use assets and lease liabilities		—	(162)
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	14	485

Changes in		61,478	129,019
Trade receivables	10	3,133	(129,584)
Inventories	11	4,564	21,418
Prepayments		1,588	(14,583)
Taxes recoverable / Income taxes and social contribution		(184)	1,094
Judicial deposits and escrow accounts	21	644	(485)
Other receivables including		—	(1,157)
Suppliers	15	(16,804)	(4,460)
Salaries and social charges	19	(6)	1,373
Tax payable		(2,000)	9,995
Contract liabilities and deferred income	17	(3,128)	(1,829)
Other receivables and liabilities from related parties		20,281	89,572
Other liabilities		2,287	13,258
Cash from operating activities		71,853	113,631
Income tax and social contribution paid		—	(5,234)
Interest lease liabilities paid	16	(4,021)	(999)
Payment of interest on bonds and financing	14	(12,215)	(17,576)
Payment of provision for tax, civil and labor losses	21	(9)	(5,089)
Net cash from operating activities		55,608	84,733
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(2,481)	(725)
Additions to intangible assets	13	(9,107)	(6,641)
Acquisition of subsidiaries net of cash acquired and payments of business combinations		(36,663)	(23,526)
Marketable securities withdrawed		234,819	—
Net cash from (applied in) investing activities		186,568	(30,892)

CASH FLOWS FROM FINANCING ACTIVITIES

Suppliers - related parties	20	—	(37,835)
Loans from related parties		—	45,600
Payments of loans from related parties		(20,884)	—
Lease liabilities paid	16	(4,977)	(5,797)
Parent Company's Net Investment		—	(5,169)
Payments of bonds and financing	11	(100,000)	—

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

		For the three months ended March 31,
	Notes	2021	2020

Payments of accounts payable for business combination		(12,378)	—
Net cash applied in financing activities		(138,239)	(3,201)

NET INCREASE IN CASH AND CASH EQUIVALENTS		103,937	50,640

Cash and cash equivalents at beginning of period	8	311,156	43,287
Cash and cash equivalents at end of period	8	415,093	93,927

NET INCREASE IN CASH AND CASH EQUIVALENTS		103,937	50,640

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Notes to the Interim Condensed Consolidated Financial Statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	The Company and Basis of Presentation

1.1 The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly-held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service,” solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. is a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2 Corporate reestructuring and business acquisitions

VASTA Platform, from October 11, 2018 until July 23, 2020, was not a separate legal entity. The Business (here mentioned when the company presented its financial statements combined with other entities) comprised combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and its subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, “Cogna Group”).

On October 11, 2018, Cogna (the ultimate Parent Entity) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, which included Somos Educação S.A. and Somos Sistemas de Ensino S.A (“Somos Sistemas” or “Anglo”) hereinafter referred to as “Somos Group”) for a consideration of R$6.3 billion (the “Acquisition”) comprised of R$5.7 billion in cash and R$0.6 billion which was deposited in a restricted escrow account. In addition, R$ 3.3 billion of this amount was allocated to K-12 Business of the Somos Group for purpose of the combined carve-out financial statements. As a result of the Acquisition, VASTA Platform Limited represents the combination of the K-12 curriculum acquired and held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” (operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reducing the number of legal entities in the Cogna Group and improving overall synergies). As all entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities as recorded by Cogna Group and did result in an overall change in the shareholding structure.

Beginning January 1st, 2020, the business activities were restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”). On January 7, 2020, the Company concluded the acquisition of the entire ownership interest in Pluri. On February 13, 2020, the Company concluded the acquisition of the entire ownership interest in Mind Makers, see Note 5.

On July 23, 2020, prior to the completion of the Initial Public Offiering – IPO, the Board of Directors’ Meeting approved the Contribution Agreement formalizing by Vasta’s Parent Company and the Cogna to contribute 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed with shareholders capital on amount R$ 2.426 in cash on July 23, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

On July 31, 2020 the Company held its public offering at amount of US$ 19.00 per Class A common share, pursuant to the U.S. Securities Act of 1933 (the “Offering”), reaching the total amount of US$ 333,522 (R$ 1,836,317) with the issuance of 18,575,492 Vasta’s class A common shares. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 141,173, net of taxes.

On November 20, 2020, the Company acquired an ownership interest in Meritt Informação Educacional Ltda. See Note 5.

On December 31, 2020 the Consolidated Financial Statements are comprise by the following entities, which are all fully owned by Company:

•	Vasta Platform Ltd. (“Vasta’s Parent Company”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”);

•	A & R Comercio e Serviços de Informática Ltda. (“Pluri”);

•	Mind Makers Editora Educacional (“Mind Makers”); and

•	Meritt Informação Educacional Ltda. (“Meritt”).

On March 2, 2021, the Company acquired an ownership interest in Sociedade Educational da Lagoa Ltda.(“SEL”). See Note 5.

On March 31, 2021 the Unaudited Interim Condensed Consolidated Financial Statements are comprised by the following entities, which are all fully owned by Company:

•	Vasta Platform Ltd. (“Vasta’s Parent Company”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”);

•	A & R Comercio e Serviços de Informática Ltda. (“Pluri”);

•	Mind Makers Editora Educacional (“Mind Makers”);

•	Meritt Informação Educacional Ltda. (“Meritt”); and

•	Sociedade Educacional da Lagoa Ltda. (“SEL”)

1.3 Initiatives carried out by the Company and impacts of Covid-19 pandemic

It is well accepted now that the global Coronavirus (“COVID-19”) pandemic changed the world growth prospects and added risks to Companies in an unprecedent scenario. In Brazil, as elsewhere, government at municipal and state-wide levels-imposed restrictions to contain the contamination, including social distancing, school shutdowns, travel restrictions, lockdowns, closure of non-essential businesses, among others. This caused major disruptions in the economy, affecting supply, demand and logistics chains, as well as employment and, most importantly, impacting society as a whole.

In response to this scenario, the Company established a Crisis Committee and developed plans to protect the business, the health of its employees and its customer base. We highlight below the main initiatives carried out by the Company through 2020 and kept in 2021 three months period ended March 31, 2021.

1) Preserved employees’ health and safety organizing and coordinating remote work, reducing operations or closing down distribution centers and adopting protective equipment and social distancing rules

2) Ensured educational content and services delivery through online platforms.

3) Implemented measures to ensure adequate liquidity and cash position.

4) Implemented short term restructuring measures, including but not limited to temporary reduction in wages and working hours, seeking to preserve jobs and payroll continuity.

5) Planned and executed organizational changes with mid-term impact for the post-COVID world.

6) Strategic Plan for opportunities generated by the crisis.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

7) Philanthropic actions that contributed to mitigate the impacts on COVID-19 on our Company segment; and

8) Provided on-line campaigns to promote our products to potential new customers.

As a result of our actions, despite school lockdowns and social distancing restrictions, our customers were able to continue providing their educational services through our virtual platforms. As a result, the Company recorded no interruption in the sales and service levels contracted by our customers.

Despite continuity of educational services, the continuing restrictions on business will affect the Brazilian economic indicators throughout year. This increases the level of uncertainty over our operations, and therefore, it is likely that we will identify impacts on our revenue and profitability in the forthcoming quarters.

2.	Basis of preparation and presentation of Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Financial Statements of Vasta Platform, the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

a.	Vasta Platform’s Interim Condensed Combined Financial Statements

The Interim Condensed Combined Financial Statements were prepared until July 23, 2020 (completion of corporate restructuring described in note 1.2) which included the three-month period ended as of March 31, 2020. After July 23, 2020, the Company applied the guidelines presented in the item b.

The Combined Financial Statements have been prepared in order to present the Business’ historical financial condition, the performance of its operations and its respective cash flows. The Combined Financial Statements materially reflect the financial statements of the “K-12 curriculum” private business as if it were operated as a separate entity from the Parent Entity. The entities that were part of these combine were Somos Sistemas, Livro Fácil, Colégio Anglo, Mind Makers and Pluri.

The combined assets, liabilities and results of operations of the Business are based on the historical accounting records of the Parent Entities. The balances in trade receivables, inventories, property plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

b.	Vasta’s Unaudited Interim Condensed Consolidated Financial Statements

Since July 23, 2020, the Company has prepared the Consolidated Financial Statements which include the accounts of the Company and its subsidiaries. Since all entites were under common control as of the date of the initial public offering, the results for the three-months period ended March 31, 2021 are presented as if consolidated for the entire period.

c.	Functional and Presentation Currency

The Interim Condensed Consolidated are presented in thousands of Brazilian Reals (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

d.	Measurement basis

The Interim Condensed Consolidated Financial Statements were prepared based on historical cost, except for certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

3.	Significant accounting policies

The Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2021 should be read in conjunction with Consolidated Financial Statements as of December 31, 2020, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the Consolidated Financial Statements. Therefore, Unaudited Interim Condensed Consolidated Financial Statements focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2021 or early adopted in the Interim Condensed Consolidated Financial Statements.

4.	Use of estimates and judgements

There were no changes on such estimates calculation and methodologies applied in judgements even new accounting policies that could be applicable since of January 1, 2021 or earlier adopted in the Interim Condensed Consolidated Financial Statements.

5 Business Combinations

As mentioned in Note 1.2 the Company concluded some acquisition to improve its portfolio of educational solutions on January 7, 2020; February 13, 2020; November 20, 2020 and March 2, 2021, respectively Pluri, Mind Makers, Meritt and SEL. The company’s direct/indirect interest in subsidaries is presented below:

March 31, 2021
Interest (%)
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%
Colégio Anglo São Paulo	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	100%

The Company’ business combinations are described below:

Business Combinations during 2020

A & R Comercio e Serviços de Informática Ltda. (“Pluri”), Mind Makers Editora Educacional (“Mind Makers”), Meritt Informação Educacional Ltda (“Meritt”).

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest of Pluri for R$ 26,000. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Company’s strategy of focusing on the distribution of its operations to another region. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 1,706 over the life of the earn-out period.

On February 13, 2020, the Company concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and social and emotional skills including teamwork, leadership and perseverance. The total purchase price was R$ 18,200, R$ 10,000 of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 5,421 over the life of the earn-out period.

On November 20, 2020, the Company acquired the ownership interest of Meritt Informação Educacional Ltda. in order to improve its current integrated educational platform of educational assessments, which will allow the Company to monitor students’ performance and educational tests in real time, as well as improvements in randomization in test questions and alternatives. The purchase price was R$ 3,500, of which R$ 3,200 was paid

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

in cash and R$ 300 in installments that are still outstanding and accrue contractual charges according to the CDI. The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4,030 over the life of the earn-out period.

Business Combination during 2021

Sociedade Educacional da Lagoa Ltda. (“SEL”)

On March 2, 2021, the Company announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Sociedade Educacional da Lagoa Ltda. (“SEL”). SEL provides technical and pedagogical services to education platforms, including the maintenance of such platforms, development and improvement of contents and training of professionals. Founded in 1997, SEL currently serves, direct or indirectly, 441 schools, 272 thousand K-12 students and approximately 503 thousand students in the post-secondary and continuing education segment.

The consideration paid was R$ 65,000, of which R$ 38,124 was paid in cash. The remaining balance, R$ 26,876 is subject to certain post-closing price adjustments. The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of CDI index).

Assets and liabilities involved in the Business Combinations and Consideration transferred

The acquisitions were accounted for using the acquisition method of accounting, i.e. the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets and liabilities acquired for each business combination:

SEL
Current assets
Cash and cash equivalents	1,461
Other receivables	180
Total current assets	1,641

Non-current assets
Property Plant and equipment	611
Other intangible assets	1,810
Intangible assets - Customer Portfolio (ii)	18,783
Intangible assets - Software (ii)	1,296
Total non-current assets	22,500

Total Assets	24,141

Current liabilities
Salaries and social contributions	1
Taxes payable	16
Income tax and social contribution payable	33
Total current liabilities	50

Total liabilities	50

Equity	4,012

Total liabilities and Equity	4,062
Net assets (A)	24,091
Total of Consideration transferred (B)	65,000
Goodwill (B – A) (i)	40,909

(i) Goodwill is recognized based on expected synergies from combining the operations of the acquirees and of the acquiror, as well as an expected increase in the Company’s market-share due to the penetration of the Company’s products and services in regions where the Company did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spins off the companies acquired) and therefore the tax and accounting bases of the net assets acquired are the same as of the acquisition date.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

(ii) As result of purchase price allocation, the Company identified R$ 18,873 and R$ 1,296 respectively, customer portfolio (“SESI”) and Educational Software applied in the “SESI” learning system, see Note 13.

From the date of acquisition to March 31, 2021, SEL contributed to the Interim Condensed Consolidated Financial Statements net sales and services, also net profit in the amount of R$ 581 and R$ 282. As if acquired in January 1, 2020, SEL had contributed to net sales and services and net loss for the three months period, respectively R$ 282,068 and R$ 4,500

6 Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also periodically reviewed or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies and limits.

The Company maintained its approach and strong cash and marketable securities position, as well as its treasury policy, during the crisis caused by the COVID-19 pandemic.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Group’s Board of Directors monitors such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

a.       Market risk - cash flow interest rate risk

This risk arises from the possibility of the Company incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	March 31, 2021	December 31, 2020	Interest rate
Bonds
Private Bonds – 5th Issuance - serie 1	—	100,892	CDI + 1.15% p.a.
Private Bonds – 5th Issuance - serie 2	102,158	102,868	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - serie 2	204,951	206,733	CDI + 1.70% p.a.
Private Bonds – 7th Issuance - single	379,071	381,850	CDI + 1.15% p.a.
Financing and Lease Liabilities - Mind Makers	1,023	998	TJPLP + 5% p.a.
Financing and Lease Liabilities	181,858	173,103	IPCA
Accounts Payable for Business Combination	62,973	48,055	100% CDI
Loans from related parties	—	20,884	CDI + 3.57%
	932,034	1,035,383

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 10 and financial activities that includes reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See (Notes 8 and 9).

To mitigate risks associated with trade receivables, the Company adopts sales policy and analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded (Note 10). The Company limits its exposure to credit risks associated with financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Company’ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

Covid 19 - Impacts

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate in the finance markets with transactions such as reverse factoring as long as this credit line is offered by banks and accepted by Company suppliers.

This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and the indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity providing to the Company the appropriate undertake with going concern presumption.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

March 31, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing (Note 14)	396,785	290,418	—	687,203
Lease Liabilities (Note 16)	22,208	31,930	127,720	181,858
Accounts Payable for business combination (Note 18)	9,738	14,749	38,486	62,973
Suppliers (Note 15)	156,969	—	—	156,969
Reverse Factoring (Note 15)	107,133	—	—	107,133
Other liabilities - related parties (Note 20)	140,073	—	—	140,073
	832,906	337,097	166,206	1,336,209

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI for 12 months (2,22% p.a) extracted from BACEN (Brazilian Central Bank) on March 31,2021, being its amounts payable for principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of March 31,2020:

March 31, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing	405,604	296,873	—	702,476
Lease Liabilities	23,563	33,878	135,511	192,951
Accounts Payable for business combination	9,954	15,077	39,341	64,373
Suppliers	156,969	—	—	156,969
Reverse Factoring	114,193	—	—	114,193
Other liabilities - related parties	140,073	—	—	140,073
	850,356	345,827	174,852	1,371,035

On March 31, 2021, the Company had positive working capital of R$ 496,096 (R$ 503,984 on December 31, 2020) mainly due to current suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans and other liabilities.

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital on the basis of the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors adequate financial leverage, and to mitigate risks that may affect the availability of capital in Company development. As a result of the IPO, see Note 1.2, the Company reduced its net debt improving its gearing ratio and adjusting its capital structure aiming to face new capital challenges from COVID-19 and investing in new ventures through acquisitions.

	March 31, 2021	December 31, 2020

Net debt (i)	921,116	1,138,988
Total equity	4,785,071	4,785,317
Total capitalization (ii)	3,863,955	3,646,329
Gearing ratio - % - (iii)	24%	31%

(i)	Net debt comprises financial liabilities (note 7) net of cash and equivalents.

(ii)	Refers to the difference between Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

A probable scenario over a 12-month horizon was used, with a projected rate of 2,22% p.a. as per CDI reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as March 31, 2021	Base scenario	Scenario I	Scenario II
Financial Assets	102,4% of CDI	404,126	9,197	11,497	14,946
Marketable Securities	104% CDI	259,581	5,908	7,385	9,600
		663,707	15,105	18,882	24,546

Accounts Payable for Business Combination	100% of CDI	(62.973)	(1,400)	(1,749)	(2,274)
Bonds	CDI + 1.15%	(687,203)	(15,449)	(19,311)	(25,104)
		(750,176)	(16,849)	(21,060)	(27,378)

Net exposure		(86,469)	(1,744)	(2,178)	(2,832)

Interest Rate -% p.a	—	—	2.22%	2.78%	3.61%
	—	—	—	25%	50%

7       Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	March 31, 2021	December 31, 2020
Assets - Amortized cost
Cash and cash equivalents	1	415,093	311,156
Marketable Securities	1	259,581	491,102
Trade receivables	2	486,492	492,234
Other receivables	2	304	124
Related parties – other receivables	2	2,144	2,070
		1,163,614	1,296,686

Liabilities - Amortized cost
Bonds and financing	2	687,203	793,341
Lease liabilities	2	181,858	173,103
Reverse Factoring	2	107,133	110,513
Suppliers	2	156,969	168,941
Accounts payable for business combination	2	62,973	48,055
Other liabilities - related parties	2	140,073	135,307
Loans from related parties	2	—	20,884
		1,336,209	1,450,144

The Company’s financial instruments on March 31, 2021 and December 31, 2020 are recorded in the Interim Condensed Consolidated Financial Position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values, Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

8       Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	March 31, 2021	December 31, 2020
Cash	640	13
Bank account	10,327	10,996
Financial investments (i)	404,126	300,147
	415,093	311,156

(i)	The Company invests in a short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 102,4% of the annual CDI rate on March 31, 2021 (101,7% on December 31, 2020). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

9       Marketable securities

a.	Composition

	Credit Risk	March 31, 2021	December 31, 2020
Financial bills (LF)	AAA	150,306	149,720
Financial treasury bills (LFT)	AAA	109,275	341,382
		259,581	491,102

The average gross yield of securities is based on 104% CDI on March 31, 2021 (104% CDI on December 31, 2020).

10       Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2021	December 31, 2020
Trade receivables	489,613	501,498
Related Parties (Note 20)	27,865	22,791
( - ) Impairment losses on trade receivables	(30,986)	(32,055)
	486,492	492,234
b.	Maturities of trade receivables

	March 31, 2021	December 31, 2020
Not yet due	424,631	425,327
Past due
Up to 30 days	14,593	8,456
From 31 to 60 days	6,257	10,931
From 61 to 90 days	1,727	8,764
From 91 to 180 days	11,848	15,539
From 181 to 360 days	18,889	18,038
Over 360 days	11,668	12,279
Total past due	64,982	74,007

Customers in bankruptcy	—	2,164
Related partiess (note 20)	27,865	22,791
Provision for impairment of trade receivables	(30,986)	(32,055)

	486,492	492,234

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Impairment losses on trade receivables

The Company measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a provision matrix monthly. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Company also recognizes impairment losses on trade receivables at 100% over customers that filed for bankruptcy, based on historical experience, which has indicated that these receivables are generally not recoverable.

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of March 31, 2021 and as of March 31, 2020.

Covid 19 Impacts

The Company had approximately 177 days of days of sales outstanding as of December 31, 2020 for individual and corporate customer, which increased to 202 days as of March 31, 2021 because of credit terms extension. All credit limits were granted based on credit sales limits after analyses considering impacts of COVID-19.

d.	Expected credit losses for aging

	As of March 31, 2021		As of December 31, 2020
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	0.18%	773	0.10%	432
Past due
Up to 30 days	7.92%	1,155	6.19%	523
From 31 to 60 days	16.54%	1,035	12.92%	1,413
From 61 to 90 days	27.63%	477	20.64%	1,809
From 91 to 180 days	48.54%	5,751	43.66%	6,785
From 181 to 360 days	65.42%	12,357	51.67%	9,320
Over 360 days	80.89%	9,438	78.26%	9,609
		30,986		29,891
Customers in bankruptcy (i)	100.00%	—	100.00%	2,164
Impairment losses on trade receivables		30,986		32,055

(i)	During the three-months period ended March 31, 2020 the Company’s Management recorded 100% impairment losses from three of its customers that went bankrupt. All those corporate customers were national booksellers that were present in the main cities of the country and therefore were considered as strategic marketplaces for the sale of our published materials to final customers (students, teachers, and schools). The Company did not identify impairment losses in its current customers for the three-months period ended March 31, 2021.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

The following table shows the changes in impairment losses on trade receivables for the three months period ended March 31, 2021 and 2020:

e.	Changes on provision

	March 31, 2021	March 31, 2020
Opening balance	32,055	22,524
Additions	2,609	10,456
Reversals	—	(137)
Additions of acquisitions	—	1,615
Write offs (i)	(3,678)	(1,126)
Closing balance	30,986	33,332

(i)	The Company has assessed credits line alongside its customers, and some credit lines were renegotiated. Due to historical losses and lack of prospects of credit recovery alongside those customers, the Company recognized R$ 3,678 as write-off.

11       Inventories

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2021	December 31, 2020
Finished products (i)	155,101	168,328
Work in process	50,087	52,322
Raw materials	22,830	20,485
Imports in progress	2,646	2,642
Right to returned goods (ii)	4,783	5,855
	235,447	249,632

(i)	That amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers where customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations. The right to returned goods provision has been reducing due to changes in the commercial approach alongside with main distributors that allows the Company to be more assertive on sales, even in times of COVID- 19, even though sales returns for the three months period ended March 31, 2021 increased against the same period in 2020. See Note 25

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

b.	Changes in provision

12

	March 31, 2021	March 31, 2020
Opening balance	62,210	69,080
Additions	5,910	1,382
(Reversals)	(1,072)	(3,708)
Inventory losses (i)	(5,591)	—
Closing balance	61,457	66,754

(i)	Refers substantially to R$ 5,100 related to physical books previously provisioned and destroyed, once the Company does not foresee sales for that material for the current fiscal year. The remaining R$ 491 refers to paper destruiction applied in the learning system manufactured.

Covid 19 Impacts

The Company assessed its inventories and corresponding accounting estimates and as result did not identify relevant impacts due to obsolescence or depreciation of inventories due to COVID-19 and its effects.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

12       Property Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		March 31, 2021			December 31, 2020
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value

IT equipment	10% - 33%	28,412	(25,849)	2,564	27,036	(25,557)	1,479
Furniture, equipment and fittings	10% - 33%	37,766	(27,217)	10,549	36,314	(26,406)	9,908
Property, buildings and improvements	5%-20%	51,573	(32,706)	18,867	51,407	(31,429)	19,978
In progress	-	399	—	399	315	—	315
Right of use assets	12%	255,637	(88,951)	166,687	241,906	(82,033)	159,873
Land		453	—	453	453	—	453
Total		374,240	(174,722)	199,518	357,431	(165,425)	192,006

Changes in property plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
Additions (i)	1,269	962	166	84	13,731	—	16,212
Additions by business combination	107	504	—	—	—	—	611
Disposals	—	(14)	—	—	—	—	(14)
Depreciation	(292)	(811)	(1,277)	—	(6,918)	—	(9,297)
Transfers	—	—	—	—	—	—	—
As of March 31, 2021	2,564	10,549	18,867	399	166,687	453	199,518

(i)	Refers substantially to IFRS 16, new lease agreements of R$ 13,731 which the Company considers it part of its digital learning solutions through computer tablets that have been part of current learning system solutions in a period of COVID 19. See the corresponding lease liability in Note 16.

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets (i)	Land	Total
As of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961
Additions	—	97	628	—	12,242	—	12,967
Additions by business combination	97	114	—	—	—	—	211
Disposals	(55)	(330)	(100)	—	(3,169)	—	(3,654)
Depreciation	(392)	(729)	(1,120)	—	(4,391)	—	(6,632)
Transfers	—	—	—	—	—	—	—
As of March 31, 2020	2,136	11,518	19,090	4,538	150,118	453	187,853

(i)	Refers substantially to IFRS 16, of R$ 12,242 refers to lease contracts previously signed and renewed based on contractual terms. See the corresponding lease liability in Note 16.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Covid 19 Impacts

The Company assesses, at each reporting date, even more with COVID 19 advent, whether there is an indication that a property plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property plant and equipment as of March 31, 2021.

13       Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		March 31, 2021			December 31, 2020
	Weighted average amortization rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	15%	209,728	(127,484)	82,244	204,213	(120,798)	83,414
Trademarks	5%	631,935	(65,176)	566,759	631,935	(58,349)	573,586
Customer Portfolio	8%	1,132,575	(206,407)	926,168	1,113,792	(184,934)	928,858
Goodwill	-	3,348,336	—	3,348,336	3,307,805	—	3,307,805
Platform content production	33%	58,664	(33,549)	25,115	53,069	(29,248)	23,821
In progress	-	2,480	—	2,480	999	—	999
Other Intangible assets	33%	38,283	(32,041)	6,242	38,283	(32,040)	6,243
		5,422,001	(464,658)	4,957,344	5,350,096	(425,369)	4,924,726

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Platform content production	Other Intangible assets	In progress (i)	Goodwill (ii)	Total
As of December 31, 2020	83,414	928,858	573,586	23,821	6,243	999	3,307,805	4,924,726
Additions	2,031	—	—	5,595	—	1,481	—	9,107
Additions by business combination	1,810	—	—	—	—	—	60,988	62,798
Amorization	(6,686)	(21,473)	(6,827)	(4,301)	(1)	—	—	(39,288)
Transfers (iii)	1,674	18,783	—	—	—	—	(20,457)	—
As of March 31, 2021	82,244	926,168	566,759	25,115	6,242	2,480	3,348,336	4,957,344

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that include substantially “Plurall Digital Transformation” in the amount of approximately R$ 5.6 million, and project related to learning systems, in the amount of R$ 1.4, which had its investments accelerated due to education demands created by COVID-19 pandemic.

(ii)	Refers to software pre-existing in the subsidiary SEL acquired through business combination and applied to learning system development. In addition, the Company recognized R$ 60,988 as goodwill on SEL acquisition, see Note 5.

(iii)	Refers to purchase price allocation from Meritt acquisition which the Company identify R$ 378 corresponding substantially to softwares (“ENEM” + R$ 340 and “Lista do Dia” R$ 38 -both with useful life of 10 years). In addition, as mentioned in the Note 5, the Company identified R$ 18,873 as customer portfolio with useful life of 7 years and software R$ 1,296 with useful life of 10 years.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

Covid 19 Impacts

The Company opted to maintain investments in strategic projects and those related to improving the provision of services, given that they are considered essential for long-term growth, and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance indicator reports. The Company will continue to evaluate COVID impacts on its business and cash flow and may postpone its plans to expand through acquisitions or investments.

	Software	Customer Portfolio	Trademarks	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2019	76,325	1,010,722	584,035	9,426	4,563	14,051	3,286,263	4,985,385
Additions	2,538	—	—	3,574	—	529		6,641
Additions by business combination	2	4,686	16,060	—	175	—	13,979	34,902
Amorization	(3,838)	(23,254)	(6,627)	(1,557)	(176)	—	—	(35,452)
Transfers	—	—	—	—	—	—	—	—
As of March 31, 2020	75,027	992,154	593,468	11,443	4,562	14,580	3,300,242	4,991,476

Goodwill impairment test

During the year, the Company evaluated circumstances that could indicate impairment of its goodwill caused by impacts of Covid-19 and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests conducted by the Company for the year ended December 31, 2020, showed that no adjustments were required to these assets. Further, the Company assessed the circumstances that could indicate impairment for the three months period ended March 31, 2021 and there no additional tests were required.

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per Note 27), for which the recoverable amount has been determined based on value-in-use calculations, Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,337,608
Digital Platform	10,728
3,348,336

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

14       Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2020	Payment of interest (i)	Payment (i)	Interest accrued	Transfers	March 31, 2021
Bonds with Related Parties	502,743	(12,215)	(100,000)	6,052	—	396,580
Finance	139	—		25	41	205
Current liabilities	502,882	(12,215)	(100,000)	6,077	41	396,785

Bonds with Related Parties	289,600				—	289,600
Finance	859				(41)	818
Non-current liabilities	290,459	—	—	—	(41)	290,418

Total	793,341	(12,215)	(100,000)	6,077	—	687,203

(i)	On March 15, 2021, the Company, substantially settled bonds with related parties amounting to R$ 100,000 and R$ 1,488, respectively principal and interest, as follow: 5th Issuance, 1st series – R$ 101,488. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 1,451, 6th Issuance, 2nd series – R$ 3,613 and 7th Issuance, single – R$ 5,663. This measure is part of a commitment with shareholders through the IPO.

	December 31, 2019	Additions by business combination	Payment of interest (i)	Interest accrued	March 31, 2020
Bonds with Related Parties	440,947	—	(17,576)	6,469	429,840
Current liabilities	440,947	—	(17,576)	6,469	429,840

Bonds	1,200,000	—	—	16,170	1,216,170
Finance leases	—	998	—	—	998
Non-current liabilities	1,200,000	998	—	16,170	1,217,168

Total	1,640,947	998	(17,576)	22,639	1,647,008

(i)	On March 15, 2020, the Company, substantially settled interest ob bonds with related parties amounting R$ 17,576 referred to the following bonds: Issuances 5, series 1 and 2; 6th series 1 and 2; 7th single and 8th single.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

a.	Bonds’ description

See below the bonds outstanding on March 31, 2021:

Subscriber	Related Parties	Related Parties	Related Parties
Issuance	5th	6th	7th
Serie	Serie 2	Serie 2	Single
Date of issuance	08/15/2018	08/15/2017	08/15/2018
Maturity Date	08/15/2023	08/15/2022	08/16/2021
First payment after	60 months	60 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financiais charges	CDI + 1,00% p,a,	CDI + 1,70% p,a,	CDI + 1,15% p,a,

Principal amount (in million R$)	100	200	378

b.	Bond’s maturities

The maturities range of these accounts are as follow:

	March 31, 2021
Maturity of installments	Total	%
2021	396,785	57.7%
2022	238,840	34.8%
2023	51,051	7.4%
2024 onwards	527	0.1%
Total non-current liabilities	290,418	42.3%

	687,203	100.0%

c.	Debit commitment

On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,800 of the amounts should be transferred to the Company through the Corporate Restructuring. Through this process, the Company is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by us of any liens on our assets or capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (i) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) we will not obtain any new loans unless the proceeds of such loans are directed to repay our debentures with Cogna; and (iii) we will not pledge shares and/or dividends.

The Company complied with all debit commitment in the period applicable on March 31, 2021 and December 31, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

15       Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2021	December 31, 2020
Local suppliers	118,770	128,639
Related parties (note 20)	24,750	20,985
Copyright	13,450	19,317
Reverse Factoring (i)	107,133	110,513
	264,102	279,454

(i)	Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk.

16       Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	March 31, 2021	March 31, 2020
Opening balance	173,103	153,714
Additions for new lease agréments (i)	13,731	12,242
Cancelled contracts	—	(3,331)
Interest	4,022	3,721
Payment of interest	(4,021)	(999)
Payment of principal	(4,977)	(5,797)
Closing balance	181,858	159,550

Current liabilities	22,208	12,636
Non-current liabilities	159,650	146,914
	181,858	159,550

(i)	Refers to new lease agreements R$ 13,731 which the Company has embed part of its digital learning solutions in the computer tablets being part of them which the Company has embed part of its digital learning solutions in the computer tablets. Those new sublease agreements (digital learning) refer to lease terms of 36 months, which the rates negotiated are 10,3% p.a to 10,88% p.a depending on the contract.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the three months periods ended March 31, 2021 and 2020:

	For the period ended March 31,
	2021	2020
Fixed Payments	8,998	5,797
Payments related to short-term contracts and low value assets, variable price contracts (note 24)	9,777	4,819
	18,775	10,616

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

17       Contract liabilities and deferred income

The balance of this account comprises the following amounts:

	March 31, 2021	December 31, 2020
Refund liability (i)	34,713	42,005
Sales of 'employees' payroll (iii)	1,956	2,348
Deferred income in leaseback agreement (ii)	6,364	6,665
Other liabilities	8,983	2,689
	52,016	53,707

Current	46,171	47,169
Non-current	5,845	6,538
	52,016	53,707

(i) Refers to the customers right to return products.

(ii) In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at Avenida João Dias in the city of São Paulo in the amount of R$ 25,500. This transaction included deferred income of R$ 9,104, which has been appropriated according to the lease term of the property (120 months).

(iii) Refers to deferred income related to the sale of a 5-year exclusivity to process our Company employees’ payroll to Banco Itaú for R$ 7,000 thousand, in August 2017. This income will be recognized on a straight-line basis throughout the contract term as “Other Operating income” as the Company believes that the rights of exclusivity are transferred to Itaú over this year.

18       Accounts payable for business combination

	March 31, 2021	December 31, 2020
Pluri	3,129	12,817
Mind Makers	15,041	15,000
Livro Fácil	13,545	15,907
Meritt	4,331	4,331
SEL (i)	26,927	—
	62,973	48,055

Current	9,738	17,132
Non-current	53,235	30,923
	62,973	48,055

(i)	Refers to the SEL acquisition and it remaining consideration outstanding and accrued contractual CDI charges over a 4-year period.

See the movement below:

March 31, 2021
Opening balance	48,055
Additions	65,000
Payment	(50,502)
Interest adjustment	167
Others	253
Closing balance	62,973

(a)	A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Company concluded the acquisition of Pluri for R$ 26 million, of which R$ 15,6 million was paid in cash, R$ 10,4 million in installments and accrued contractual CDI charges. The agreement is also subject to certain additional earn-outs that could increase the purchase price by an additional R$1,7 million over the life of the earn-out period.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

(b)	Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Company concluded the acquisition of Mind Makers for R$ 18,2 million, of which R$ 10 million was paid in cash and R$ 8,2 million in installments and and accrued contractual CDI charges. The agreement is also subject to certain additional earn-outs that could increase the purchase price by an additional R$5,4 million over the life of the earn-out period.

(c) Meritt Informação Educacional Ltda. (“Meritt”)

On November 20, 2020, the Company concluded the acquisition of Meritt for R$ 3,5 million, of which R$ 3,2 million was paid in cash and R$ 0,3 million in installments and are still outstanding and accrued contractual CDI charges. The agreement is also subject to certain earn-outs that could increase the purchase price by an additional R$4,0 million over the life of the earn-out period.

(d) Sociedade Educacional da Lagoa Ltda. (“SEL”)

On March 2, 2021, as mentioned in note 1.2, the Company announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Sociedade Educacional da Lagoa Ltda. (“SEL”). The consideration paid is R$ 65,000, of which R$ 38,124 was paid in cash and the remaining consideration outstanding and accrued contractual CDI charges over a 4-year period.

The maturities of such balances as of March 31, 2021 are shown in the table below:

	As of March 31, 2021
Maturity of installments	Total	%
2021	9,738	15.5

2022	14,749	23.4
2023	22,623	35.9
2024	15,563	24.7
2025	300	0.5
Total non-current liabilities	53.235	84.5

	62,973	100.0

The maturities of such balances as of December 31, 2020 are shown in the table below:

	As of December 31, 2020
Maturity of installments	Total	%
2021	17,132	35,7

2022	13,811	28,7
2023	17,112	35,6
Total non-current liabilities	30.923	64,3

	48,055	100,0

19       Salaries and Social Contribution

	March 31, 2021	December 31, 2020
Salaries payable	25,360	15,891
Social contribution payable (i)	22,180	30,511
Provision for vacation pay and 13th salary	18,688	15,920
Provision for profit sharing (ii)	1,894	5,880
Others	996	921
	69,118	69,123

(i)	Refers to the effect of social contribution over restricted share unit’s compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on monthly basis according to the Company’s share price.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management. In 2020, some metrics were reviewed over COVID 19. According to the Company policy, the provision for profit sharing will be paid in the second quarter

20       Related parties

As presented in note 1, the Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that pertain to the Cogna Group. The effect of these transactions is reflected in this Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item d.

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

	March 31, 2021
	Other receivables (i)	Trade receivables (Note 10)	Indemnification asset (Note 20b)	Other payments (ii)	Suppliers (note 15)	Bonds (Note 14)
Acel Adminstração de Cursos Educacionais Ltda	—	1,849	—	—	29	—
Anhanguera Educacional Participacoes SA.	—	413	—	—	—	—
Centro Educacional Leonardo Da Vinci SS	—	98	—	—	—	—
Cogna Educação S.A.	—	—	154,457	2,002	—	686,180
Colégio Ambiental Ltda	—	562	—	—	—	—
Colégio JAO Ltda.	—	1,192	—	—	—	—
Colegio Manauara Lato Sensu Ltda.	—	3,138	—	—	14	—
Colegio Visao Eireli	—	273	—	—	—	—
Conlégio Cidade Ltda	—	230	—	—	—	—
Curso e Colégio Coqueiro Ltda	—	317	—	—	—	—
ECSA Escola A Chave do Saber Ltda	—	458	—	—	—	—
Editora Atica S.A.	—	991	—	80,223	8,171	—
Editora E Distribuidora Educacional S.A.	—	528	—	10,831	88	—
Editora Scipione S.A.	—	607	—	12,453	1,953	—
Educação Inovação e Tecnologia S.A.	—	—	—	229	—	—
EDUFOR Serviços Educacionais Ltda	—	10	—	—	—	—
Escola Mater Christi Ltda.	—	138	—	—	—	—
Escola Riacho Doce Ltda	—	292	—	—	1	—
Maxiprint Editora Ltda.	13	367	—	—	26	—
Nucleo Brasileiro de Estudos Avançados Ltda	—	440	—	—	—	—
Papelaria Brasiliana Ltda	—	567	—	—	—	—
Pitagoras Sistema De Educacao Superior Ltda.	—	127	—	—	—	—
Saber Serviços Educacionais S.A.	1,689	3,740	—	—	1,195	—
Saraiva Educacao S.A.	—	5,197	—	32,107	12,181	—
SGE Comercio De Material Didatico Ltda.	—	6	—	41	660	—
Sistema P H De Ensino Ltda.	—	2,951	—	2,187	170	—
Sociedade Educacional Alphaville Ltda	—	228	—	—	—	—
Sociedade Educacional Doze De Outubro Ltda.	—	294	—	—	—	—
Sociedade Educacional NEODNA Cuiaba Ltda	—	172	—	—	—	—
Sociedade Educacional Parana Ltda.	—	47			11
Somos Idiomas SA	145	—	—	—	—	—
Somos Operações Escolares S.A.	294	1,277	—	—	—	—
SSE Serviços Educacionais Ltda.		1,354			249
Others	3	—	—	—		—
	2,144	27,865	154,457	140,073	24,750	686,180

(i)	Refers to other receivables related to cost sharing agreements where substantially Saber Serviços Educacionais (“Saber”), a Cogna Group entity, takes services from the Company.

(ii)	Refers substantially to “Reverse Factoring” contracts for raw material purchases, specifically graphics and paper, which the Company reimburses Atica and Scipione. See item a, below.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

	December 31, 2020
	Other receivables	Trade receivables (Note 10)	Indemnification asset (Note 20b)	Other payments	Loans (i)	Suppliers (Note 15)	Bonds (Note 14)
Acel Adminstração de Cursos Educacionais Ltda	—	2,899	—	—	—	36	—
Anhanguera Educacional Participacoes SA.	—	413	—	—	—	—	—
Centro Educacional Leonardo Da Vinci SS	—	63	—	—	—	—	—
Cogna Educação S.A.	—	—	153,714	1,354	20,884	—	691,451
Colégio Ambiental Ltda	—	315	—	—	—		—
Colégio JAO Ltda.	—	772	—	—	—	—	—
Colegio Manauara Lato Sensu Ltda.	—	2,838	—	—	—	173	—
Colégio Motivo Ltda.	—	1,250	—	—	—	249	—
Colegio Visao Eireli	—	115	—	—	—	—	—
Conlégio Cidade Ltda	—	155	—	—	—		—
Curso e Colégio Coqueiro Ltda	—	188	—	—	—		—
ECSA Escola A Chave do Saber Ltda	—	435	—	—	—		—
Editora Atica S.A.	—	1,193	—	72,158	—	7,392	—
Editora E Distribuidora Educacional S.A.	—	528	—	9,547	—	89	—
Editora Scipione S.A.	—	414	—	13,408	—	1,386	—
Educação Inovação e Tecnologia S.A.	—	—	—	229	—	0	—
EDUFOR Serviços Educacionais Ltda	—	10	—	—	—		—
Escola Mater Christi Ltda.	—	216	—	—	—	104	—
Escola Riacho Doce Ltda	—	253	—	—	—		—
Maxiprint Editora Ltda.	13	367	—	—	—	26	—
Nucleo Brasileiro de Estudos Avançados Ltda	—	391	—	—	—		—
Papelaria Brasiliana Ltda	—	1,478	—	—	—		—
Pitagoras Sistema De Educacao Superior Ltda.	—	127	—	—	—	—	—
Saber Serviços Educacionais S.A.	1,686	3,710	—	—	—	2,658	100,892
Saraiva Educacao S.A.	—	804	—	36,454	—	8,010	—
SGE Comercio De Material Didatico Ltda.	—	6	—	41	—	661	—
Sistema P H De Ensino Ltda.	—	2,348	—	2,116	—	163	—
Sociedade Educacional Alphaville Ltda	—	190	—	—	—		—
Sociedade Educacional Doze De Outubro Ltda.	—	231	—	—	—	36	—
Sociedade Educacional NEODNA Cuiaba Ltda	—	101	—	—	—		—
Somos Idiomas SA	79	—	—	—	—	—	—
Somos Operações Escolares S.A.	292	980	—	—	—	—	—
	2,070	22,791	153,714	135,307	20,884	20,985	792,343

(i)	Unitll December 31, 2020 the Company held loan with Cogna Educação S.A. on amount of R$ 20,884 being paid on January 21, 2021.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

	Three months ended March 31, 2021				Three months ended March 31, 2020
Transactions held:	Revenues	Finance costs	Cost Sharing (note 20c)	Sublease (note 20e)	Revenues	Finance costs (i)	Cost Sharing (note 20c)	Sublease (note 20e)
A & R Comercio e Serviços de Informática Ltda (“Pluri”)	—	—	—	—	3,926	—	—	—
Acel Administracao De Cursos Educacionais Ltda.	271	—	—	—	138	—	—	—
Centro Educacional Leonardo Da Vinci SS	35	—	—	—	—	—	—	—
Cogna Educação S.A.	—	5,929	—	—	—	85	—	—
Colégio Ambiental Ltda	242	—	—	—	—	—	—	—
Colégio Cidade Ltda	75	—	—	—	—	—	—	—
Colegio JAO Ltda.	432	—	—	—	—	—	—	—
Colégio Manauara Lato Sensu Ltda.	174	—	—	—	371	—	—	—
Colégio Motivo Ltda.	9	—		—	372	—	—	—
Colégio Visão Ltda	158	—	—	—	—	—	—	—
Cursos e Colégio Coqueiros Ltda	121	—	—	—	—	—	—	—
Ecsa Escola A Chave Do Saber Ltda.	50	—	—	—	148	—	—	—
Editora Atica S.A.	780	—	1,396	856	3,024	78	11,989	5,106
Editora E Distribuidora Educacional SA.	—	—	7,149	—	1,834	—	9,161	825
Editora Scipione SA.	641	—	—	—	553	—	—	—
Escola Mater Christi	26	—	—	—	—	—	—	—
Escola Riacho Doce Ltda	38	—	—	—	—	—	—	—
Maxiprint Editora Ltda.	—	—	—	—	463	—	—	—
Nucleo Brasileiro de Estudos Avancados Ltda	23	—	—	—	—	—	—	—
Saber Serviços Educacionais S.A.	17	—	—	—	436	—	—	—
Saraiva Educacao SA.	1,064	—	—	914	1,236	—	—	1,133
Sistema P H De Ensino Ltda.	967	—	—	—	1,877	—	—	—
Sociedade Educacional Alphaville SA	71	—	—	—	68	—	—	—
Sociedade Educacional Doze De Outubro Ltda	101	—	—	—	—	—	—	—
Sociedade Educacional Neodna Cuiaba Ltda.	75	—	—	—	101	—	—	—
Sociedade Educacional Parana Ltda.	—	—	—	—	406	—	—	—
SOE Operações Escolares SA.	50	—	—	—	—	—	—	—
Somos Educação S.A.	—	—	—	—	—	857	—	—
Somos Idiomas Ltda	—	—	—	65	—	—	—	—
Somos Operações Escolares SA.	167	—	—	—	—	29,132	—	181
SSE Serviços Educacionais Ltda.	83	—	—	—	3,926	—	—	—
Others	—	—	—	—	240	—	—	—
	5,670	5,929	8,545	1,835	15,193	30,152	21,150	7,245

(i)       Refers to debentures interest; see Note 14.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

a.	Suppliers and other arrangements with related parties

The Company, as consequence of carve-out process on December 31, 2019 kept reverse factoring operations (specifically raw material purchases with Group Cogna’s affiliates) until then owner of assets and liabilities. After the carve-out process on January 1, 2020, the Company assumed those commitments. However, the Company took into account the fact that those contracts would last one year or least after the carve-out data basis, and the cost and benefit of transferring the contracts from the Group Cogna’s affiliates to the Company would be higher than keep them with Group Cogna. As consequence, the Management decided to reimburse the Cogna Group for those expenses inasmuch as the contracts expirated. On March 31, 2021 part of those commitments added up R$ 140,073 (R$ 135,307 as of December 31, 2020). As of December 31, 2020, the Company has settled remaining contracts committed with Related Parties orderly and the Cogna Group has been transferring the remaining services and current contracts to the Company.

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Company for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$ 154,4 million as of March 31, 2021 (R$ 153,7 million as of December 31, 2020). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activites based on agreement. Those expenses, R$ 8,545 for the three months period ended March 31, 2021 (R$ 21,150 for the three months period ended March 31, 2020) are related to these apportionments.

d.	Brand and Copyrights sharing agreements with related parties

In November and December 2019, the Company and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

On November 11, 2019, the Company and EDE (Cogna Group’s Parent Company) entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost, to Company, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

On November 6, 2019, the Company entered into a trademark license agreement (as amended in 2020) with EDE whereby Company was granted at no cost rights to use related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

On December 6, 2019, the Company also entered into two trademark license agreements (as amended in 2020) whereby the rights to use related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” were granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

e.	Lease and sublease agreements with related parties

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group. The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties by the Company.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

However, as part of its corporate restructuring (Note 1), the Company entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these leased warehouses and other properties, as follows:

e.1       Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

e.2       Commercial sublease agreement

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
Editora e Distribuidora Educacional S,A (“EDE”)	Somos Sistemas de Ensino S.A.	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	SGE Comércio de Material Didático Ltda, (“SGE”),	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Saraiva Educação S,A, (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Livraria Livro Fácil Ltda,(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Editora e Distribuidora Educacional S,A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

The income from these lease and sublease agreements with related parties were recognized in the Interim Condensed Consolidated Financial Statements as of March 31, 2021 amount R$ 1,835 (R$ 7,245 for the three months period ended March 31, 2020) (Note 25).

f.	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the three months period ended March 31, 2021, key management compensation, including charges and variable compensation added up R$ 1,376 (R$ 1,293 for the three months period ended March 31, 2020). The Audit Committee and Board of Directors were stablished in July 2020 as IPO outcome.

For the Company management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’ own products.

See below the key management’s person remuneration by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, The short term benefits for the three months period ended March 31, 2021 amounted to R$ 1,376 (R$ 817 for the three months period ended March 31, 2020), including payroll charges.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

b)	Long term benefits - The Company offered also to certain key management personnel payment based in its restricted shares units - ILP, amount that added up R$ 1,745 for the three period ended March 31, 2021 (R$ 476 for the three months period ended March 31, 2020) including payroll charges.

The Key management personnel compensation expenses comprised the following:

	March, 31 2021	March, 31 2020
Short-term employee benefits (i)	1,376	817
Share-based compensation plan (ii)	1,745	476
	3,121	1,293

(i)	The Company, as a result of COVID-19, has been reviewed some short-term benefits not based on legal obligation, for example bonus based on performance to key management personnel. As a consequence, the expense over those short-term benefit has been reversed.

(ii)	Refers substantially to share-based compensation plan, considered as ILP which included payroll charges.

(g)	Guarantees related to finance

According to Note 14, on November 21, 2018, Mind Makers entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer.

21       Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable and in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group ( Vasta’s predecessor) by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

a.	Composition

	March 31, 2021	December 31, 2020
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	580,659	575,724
Labor proceedings (ii)	6,591	6,591
Civil proceedings	—	—
	587,250	582,315

Liabilities assumed in Business Combination
Labor proceedings (ii)	31,338	31,305
Civil proceedings	319	313
	31,657	31,618

Total of provision for tax, civil and labor losses	618,907	613,933

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

(i) Primarily refers to income tax positions taken by the Somos (Vasta Predecessor) and the Company (Sucessor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable jurisprudence on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary differential, night shift premium, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the three months periods ended March 31, 2021 and 2020 were as follows:

	December 31, 2020	Additions	Reversals	Interest	Total effect on the result	Payments	March 31, 2021

Tax proceedings	575,724	92	—	4,843	4,935	—	580,659
Labor proceedings	37,896	126	(866)	781	41	(9)	37,929
Civil proceedings	313	2	(2)	6	6	—	319
Total	613,933	220	(868)	5,630	4,982	(9)	618,907

Reconciliation with profit or loss for the period
Finance expense		—	—	(5,630)
General and administrative expenses		(128)	868	—
Income tax and social contribution		(92)	—	—
Total		(220)	868	(5,630)

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	March 31, 2020

Tax proceedings	557,783	767	(773)	5,414	5,408	—	563,191
Labor proceedings	51,193	172	(1,439)	233	(1,034)	(5,089)	45,070
Civil proceedings	31	28	(13)	2	17	—	48
Total	609,007	967	(2,225)	5,649	4,391	(5,089)	608,309

Reconciliation with profit or loss for the period
Finance expense		—	—	(5,649)
General and administrative expenses		(200)	2,225	—
Income tax and social contribution		(767)	—	—
Total		(967)	2,225	(5,649)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	March 31, 2021	December 31, 2020
Tax proceedings	2,001	2,004
Indemnification asset -Former owner	2,116	2,003
Indemnification asset – Related Parties (i)	154,457	153,714
Escrow-account (ii)	13,530	15,027
	172,104	172,748

(i) Refers to an indemnification asset from the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$154,457 (R$ 153,714 on December 31, 2020). See Note 20. This asset is indexed to CDI (Certificates of Interbank Deposits).

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

22.       Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by the Company best estimated of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of a certain items recognized in full in the interim period. As such, the effective rate in the unaudited interim condensed consolidated financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company effective tax rate for the period ended March 30, 2021 and 2020 were 20% and 29% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

23           Shareholder’s Equity

23a.  Capital reserve - Share-based compensation

The Company as of March 31, 2021 had 3 (three) share based compensation plans:

a)	Cogna Plan - On September 3, 2018, Cogna Group´ stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with the delivery of the Cogna shares. Cogna Group´s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of March 31, 2021 was 155,919 (155,919 as of March 31, 2020) and the grant date fair value was 10.58. The effect of events on compensation in the Interim Condensed Consolidated Statement of Profit or Loss for the three months period ended March 31, 2021 was of 617 including labor charges (R$ 476, including labor charges for the three months period ended March 31, 2020).

b)	Long Term Investment – (“ILP”) – Refers to two tranches being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date, the plan presents vesting period corresponding to 5 years added by expected volatility of 30%, and it will be settled with Company shares, all taxes and contributions being paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on stock-based compensation in the Interim Condensed Consolidated Statement of Profit or Loss for the three months period ended March 31, 2020 was of 5,926 (being R$ 5,271 in the Equity and R$ 655 as labor charges in the liability) (nil for the three months period ended March 31, 2020).

23b. Share Capital

As mentioned in the note 1.2, the Board of Directors’ Meeting approved the Contribution Agreement formalizing by Vasta’s Parent Company and the Cogna to contribute 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed with shareholders capital on amount R$ 2,426 in cash on July 23, 2020, which added by 100% Somos Sistemas Contribution.

After accounting for the new Class A common shares issued and sold at the IPO, the Company had a total of 83,011,585 common shares issued and outstanding immediately following offering, 64,436,093 of these shares were Class B common shares beneficially owned by Cogna (which holds 97.2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of these shares are Class A common shares (which hold 2.8% of the combined voting power of our outstanding Class A and Class B common shares). As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

On March 31, 2021, the Company’s share capital is R$ 4,961,988 divided into 83,011,585 shares of which 64,436,093 are Class B shares held by Cogna Group and 18,575,492 are Class A common shares held by others.

23c. Earning per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers the diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all dilutive potential shares into common shares; potential dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	March 31, 2021	March 31, 2020

(Loss) Profit ttributable to Parent Entity	(5,517)	27.645

Weighted average number of ordinary shares outstanding (thousand) (i)	83,012	83,012

Effects of diluition from ordinary potential shares- weighted averaged (thousand)

Share based- compensation ("Long term Plan") (ii)	829	—
Share based - compensation ("Bonus IPO") (ii)	411	—
Share based plan Migrated Cogna to Vasta (iii)	22	—
		—
Total dilution effect	1,262	—

Basic (loss) erning per share - R$	(0.0665)	0.3330

Diluted (loss) erning per share - R$	(0.0655)	0.3330

(i) The Company does not change its number of voting rights since the IPO on July 31, 2020. On March 31, 2020 the company considered the number of shares the same of March 31, 2021.

(ii) Refers to the share-based payments plans (“ILP”) and Bonus IPO, see item “Vasta Share Units Plan”.

(iii) Refers to the Cogna Plan migrated to the Vasta Plan as restructuring in 2020

24       Net Revenue from sales and Services

The breakdown of net sales of the Company for the three months period ended March 31, 2021 and 2020 is shown below. The revenue is broken down into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors:

	March 31, 2021	March 31, 2020
Learning Systems
Gross revenue	163,131	191,283
Deductions from gross revenue
Taxes	(14)	(210)
Discounts	(2,430)	(15,810)
Returns	(14,558)	(6,006)
Net revenue	146,129	169,257

Textbooks
Gross revenue	54,368	135,423
Deductions from gross revenue
Taxes	(312)	(385)
Returns	(11,710)	(23,831)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

	March 31, 2021	March 31, 2020
Net revenue	42,346	111,207

Complementary Education Services
Gross revenue	31,183	33,189
Deductions from gross revenue
Taxes	(40)	(485)
Returns	(1,942)	(1,400)
Net revenue	29,201	31,304

Other services (i)
Gross revenue	6,056	6,439
Deductions from gross revenue
Taxes	(107)	(494)
Net revenue	5,948	5,945

Total Content & EdTech
Gross revenue	254,737	366,334
Deductions from gross revenue
Taxes	(474)	(1,574)
Discounts	(2,430)	(15,810)
Returns	(28,210)	(31,237)
Net revenue	223,624	317,713
Digital Services
Total Digital Services
Gross revenue	59,094	77,302
Deductions from gross revenue
Taxes	(1,122)	(1,808)
Returns	(764)	(789)
Net revenue	57,208	74,705

Total
Gross revenue	313,831	443,636
Deductions from gross revenue
Taxes	(1,596)	(3,382)
Discounts	(2,430)	(15,810)
Returns	(28,974)	(32,026)
Net revenue	280,832	392,418

Sales	274,884	389,088
Services	5,948	3,330
Net revenue	280,832	392,418

(i)	Refers also to revenue from sales of textbooks used in preparatory courses for university admission exams.

The Company applies the practical expedient described in paragraph 121.b of IFRS 15 and, therefore, does not disclose information about its remaining performance obligations because the Company has a right to consideration from its customers in an amount that corresponds directly to the value to the customer of the Company’s performance completed to date.

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

25       Costs and Expenses by Nature

Covid 19 – Impacts

The Company discussed and established, together with the managers and the Crisis Management Committee, a cost and expense reduction plan that is in fully underway as planned, and that is highlighted below:

a) implementation, as of May or June 2020 depending on the area of 25% reduction in working hours and consequently wages of its administrative and corporate employees for the three-month period beginning on May 1, 2020 based on MP (Provisional Measure 936/20). This measure ended in August 2020 and impacted 90% of administrative employees; and

b) extensive renegotiation of contracts with suppliers (for example: lease agreements, printers, IT services, law services and etc) and the cessation of operations of certain transportation companies for undetermined periods. Most of the renegotiations were based on temporary price reduction.

	March 31, 2021	March 31, 2020
Salaries and payroll charges	(70,154)	(62,121)
Raw materials and productions costs	(52,804)	(124,640)
Editorial costs	(19,968)	(14,439)
Depreciation and amortization	(48,585)	(42,084)
Copyright	(17,111)	(21,951)
Advertising and publicity	(25,500)	(20,086)
Utilities, cleaning and security	(5,034)	(7,546)
Rent and condominium fees	(9,777)	(4,819)
Third-party services	(8,976)	(4,497)
Travel	(1,132)	(4,198)
Consulting and advisory services	(11,114)	(8,422)
Impairment losses on trade receivables	(2,609)	(10,319)
Material	(563)	(511)
Taxes and contributions	(385)	(442)
Reversal (provision) for tax, civil and labor losses	740	2,025
(Provision) reverse for obsolete inventories	(4,838)	2,326
Income from lease and sublease agreements with related parties	1,835	7,245
Other income, net	2,467	812
	(273,509)	(313,667)

Cost of sales and services	(113,982)	(167,333)
Commercial expenses	(49,509)	(37,793)
General and administrative expenses	(109,876)	(99,034)
Impairment loss on accounts receivable	(2,609)	(10,319)
Other operating income, net	2,467	812
	(273,509)	(313,667)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

26       Finance result

	March 31, 2021	March 31, 2020
Finance income
Income from financial investments and marketable securities (i)	3,298	582
Other finance income	2,165	4,488
	5,463	5,070

Finance costs
Interest on bonds and financing (ii)	(6,077)	(22,638)
Imputed interest on suppliers	(1,452)	(4,775)
Bank and collection fees (iii)	(1,676)	(6,978)
Interest on provision for tax, civil and labor losses	(5,684)	(5,640)
Interest on Lease Liabilities	(4,021)	(3,726)
Other finance costs	(805)	(927)
	(19,715)	(44,684)

Financial Result (net)	(14,252)	(39,614)

(i) Refers to income from Marketable Securities financial income, due to IPO process occurred on July 31, 2020.

(ii) Refers to the Bonds with related parties, which include Cogna Educação S.A (“Cogna”), which the principal and interests are being paid.

(iii) Refers substantially to bank and collection fees incurred in connection with certain bank transactions for example, IPO cash remittance from the USA to Brazil and bank fees related to Bank settlements.

27       Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform,

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services,

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Company’s physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquisition of Livro Fácil,

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	March 31, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	223,624	57,208	280,832
Cost of goods sold and services	(76,867)	(37,115)	(113,982)

Operating income (expenses)
General and administrative expenses	(101,809)	(8,066)	(109,876)
Commercial expenses	(38,839)	(10,670)	(49,509)
Other operating income, net	648	1,819	2,467
Impairment losses on trade receivables	(2,609)	—	(2,609)
Profit before finance result and taxes	4,147	3,176	7,323

Assets	6,698,464	168,524	6,866,988
Current and non-current liabilities	1,992,252	89,665	2,081,917

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

Three-months period ended March 31, 2021

	March 31, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	317,717	74,701	392,418
Cost of goods sold and services	(98,203)	(69,130)	(167,333)

Operating income (expenses)
General and administrative expenses	(91,553)	(7,481)	(99,034)
Commercial expenses	(37,792)	(1)	(37,793)
Other operating income, net	812	—	812
Impairment losses on trade receivables	(9,571)	(748)	(10,319)
Profit before finance result and taxes	81,410	(2,659)	78,751

Assets	6,163,470	163,469	6,326,939
Current and non-current liabilities	3,038,247	165,447	3,203,694

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue for the three months period ended March 31, 2021.

28       Non-cash transactions

Non-monetary transactions for the three months periods ended March 31, 2021 and 2020 are, respectively: (i) Additions of right use and finance lease in the amount of R$ 13,731 and R$ 35,925 (Note 12), and, (ii) Disposals of contracts of right use and finance lease in the amount of R$ 3,331, R$ 9,359 (Note 16) and accounts payable assumed in SEL acquisition R$ 26,876 (see note 5).

29. Approval of Financial Statements

The Interim Condensed Consolidated Financial Statements Three-months period ended March 31, 2021 were approved by the Executive Board on May 14, 2021.